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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

        Gavin B. Grover, Esq.                  Carla Hamre Donelson, Esq.
       Morrison & Foerster LLP                      General Counsel
          425 Market Street                            Verio Inc.
   San Francisco, California 94105        8005 South Chester Street, Suite 200
            (415) 268-7000                     Englewood, Colorado 80112
                                                     (303) 645-1900

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  This Amendment No. 6 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, Amendment No. 3 thereto filed with the SEC on June 15, 2000, Amendment No. 4 thereto filed with the SEC on June 20, 2000, and Amendment No. 5 thereto filed with the SEC on June 30, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, all accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company.

  Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

    (18) On July 6, 2000, the James C. Allen Revocable Trust completed its gifting of 41,562 shares of Common Stock to a donee. The transaction was effected in Nashville, Tennessee.

    (20) On June 21, 2000, Chris J. DeMarche exercised 13,334 vested stock options under Verio's 1996 Stock Option Plan at an exercise price per share of $1.50. On the same date, Mr. DeMarche also exercised 14,814 vested stock options under Verio's 1998 Stock Incentive Plan at an exercise price per share of $6.75. The transactions were effected in New York City.

    (21) On June 26, 2000, Peter B. Fritzinger exercised 3,333 vested stock options under Verio's 1996 Stock Option Plan at an exercise price per share of $3.00. On the same date, Mr. Fritzinger also exercised 29,628 vested stock options under Verio's 1998 Stock Incentive Plan at an exercise price per share of $6.75. The transactions were effected in New York City.

    (22) On June 30, 2000, Arthur L. Cahoon, as settlor, assigned 13,472 shares of Common Stock and vested and unvested options to purchase collectively 66,000 shares of Common Stock under Verio's 1998 Non-Employee Director Stock Incentive Plan to Pam Fitch as Trustee of the Arthur Logan Cahoon Grantor Retained Annuity Trust dated May 29, 1998. The transactions were effected in Jacksonville, Florida.

Item 8. Additional Information.

  Item 8, subsection "Exon-Florio Amendment" of the Schedule 14D-9 is hereby amended and supplemented by the following:

    Verio and NTT Communications are cooperating with CFIUS during its ongoing investigation, pursuant to the Exon-Florio Amendment, of the transactions contemplated by the Merger Agreement. By law, the CFIUS process cannot extend beyond August 29, 2000. By the terms of the Merger Agreement,

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  and as permitted under the Exon-Florio Amendment, NTT Communications and
  Purchaser may elect to waive the condition under the Merger Agreement relating to the Exon-Florio Amendment and proceed to accept for payment and pay for the Shares tendered pursuant to the Offer prior to the completion of the CFIUS process. NTT Communications believes that the transactions contemplated by the Merger Agreement will be found to raise no national security concerns, and, in any event, NTT Communications remains convinced that the CFIUS process will not prevent the parties to the Merger Agreement from closing the transactions contemplated by it.

  Schedule I of the Schedule 14D-9, referenced in Item 8, subsection "Information Statement" of the Schedule 14D-9, is hereby amended and supplemented by the following:

    On July 14, 2000, NTT Communications issued a press release announcing that the Offer was extended until 12:00 midnight, New York City time, on Friday, July 28, 2000. The full text of the press release of NTT Communications is attached as Exhibit (a)(1)(O) hereto and incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

   Exhibit No. Description
   ----------- -----------
   (a)(1)(O)   Press Release of NTT Communications Corporation, dated July 14,
               2000*

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* Incorporated by reference to Amendment No. 7 to the Tender Offer Statement on Schedule TO, dated July 14, 2000, filed by Chaser Acquisition, Inc., NTT Communications Corporation and Nippon Telegraph and Telephone Corporation.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2000.                              /s/ Justin L. Jaschke
                                          By: _________________________________
                                                       Justin L. Jaschke
                                          Chief Executive Officer and Director

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